Exhibit 99.1

Hoegh LNG Partners LP Announces Entry into a Term-Sheet to Acquire an Additional 23.5% Interest in Joint Ventures Owning FSRUs Neptune and GDF Suez Cape Ann

HAMILTON, Bermuda, August 24, 2017 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) announced the following today:

The Partnership’s wholly owned subsidiary, Höegh LNG Partners Operating LLC, has entered into a term-sheet to acquire from Mitsui O.S.K. Lines, Ltd. (“MOL”) 23.5% of the shares of each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (the “Joint Ventures”) as well as 23.5% of the outstanding shareholder loans from MOL aggregating $1.5 million (the “Acquisition”). Closing of the Acquisition is subject to the execution of a definitive purchase agreement as well as certain other documentation and final board approvals. The Partnership expects the Acquisition to close by September 30, 2017.

The purchase price of the Acquisition is $27.3 million. The 23.5% share of third party debt of the Joint Ventures less cash and cash equivalents and restricted cash was $101 million as of June 30, 2017.

SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. own the FSRUs Neptune and GDF Suez Cape Ann, respectively. The Neptune and the GDF Suez Cape Ann operate under long-term time charters with Engie with expiration dates in 2029 and 2030, respectively, and, in each case, with options for the charterer to extend the time charters. The Partnership currently owns 50% of the shares in each Joint Venture. Following the transaction, MOL will continue to hold 25% of the shares of each Joint Venture.

The Partnership’s management believes the Acquisition will be accretive and is currently evaluating whether to recommend an increase in the Partnership’s quarterly cash distribution to the Board as a result of the Acquisition. Any such increase would be conditioned upon, among other things, the closing of the Acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the execution of a definitive purchase agreement and receipt of board approval for the Acquisition;
•	the timing of the Acquisition and the satisfaction of the conditions to closing thereof;
•	the Partnership's ability to increase distributions to unitholders and the amount of any such increase;
•	FSRU and LNG market trends, including hire rates and factors affecting supply and demand;
•	the Partnership's ability to implement its growth strategies on a timely basis or at all and other plans and objectives for future operations;
•	the Partnership's future revenues, expenses, financial condition and results of operations;
•	the Partnership's ability to make additional borrowings and to access debt and equity markets;
•	charter commencement and termination dates and extensions of charters; and
•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.